SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)

CREDENCE SYSTEMS CORPORATION

(Name of Issuer)

Common Stock $0.001 Par Value

(Title of Class of Securities)

225302108

(CUSIP Number)

Gerald Morgan Francisco Partners, L.P. 2882 Sand Hill Road, Suite 280 Menlo Park, CA 94025 (650) 233-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2004

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

CUSIP No. 225302108	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NPTest Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,646,200
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,646,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,646,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 225302108	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,646,200
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,646,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,646,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.50%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 225302108	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Francisco Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 8,646,200
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 8,646,200
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,646,200
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.50%
14	TYPE OF REPORTING PERSON OO

          NPTest Holding, LLC, a Delaware limited liability corporation, Francisco Partners, L.P., a Delaware limited liability partnership and Francisco Partners GP, LLC, a Delaware limited liability company (together, the “Reporting Persons”), hereby amend and supplement the statement on Schedule 13D previously filed by them, as heretofore amended and supplemented, with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Credence Systems Corporation, a Delaware corporation (the “Issuer”), beneficially owned by them. Except as amended and supplemented hereby, the statement on Schedule 13D, as heretofore amended and supplemented, remains in full force and effect.

Item 5. Interest in Securities of the Issuer.

          On December 20, 2004 NPTest Holding, LLC acquired 5,670,800 Shares pursuant to the conversion of 56,708 shares of non-voting convertible stock of the Issuer. NPTest Holding, LLC also holds 66,574 shares of non-voting convertible stock of the Issuer.

          As of the date of the filing of this statement, the Reporting Persons beneficially own 8,646,200 Shares of the Issuer, representing approximately 9.50% of the Issuer’s outstanding Shares. The percentage of the Issuer’s outstanding Common Stock reported herein as beneficially owned by the Reporting Persons is based upon 85,342,315 Shares of the Issuer outstanding at December 20, 2004 plus the 5,670,800 Shares issued upon conversion of the non-voting convertible stock.

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: December 20, 2004

NPTEST HOLDING, LLC

By: FRANCISCO PARTNERS GP, LLC, Its Managing Member

By:	/s/ Gerald Morgan

Name: Title:	Gerald Morgan Managing Director

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: December 20, 2004

FRANCISCO PARTNERS L.P.,

By: FRANCISCO PARTNERS GP, LLC, Its General Partner,

By:	/s/ Gerald Morgan

Name: Title:	Gerald Morgan Managing Director

SIGNATURE

          After reasonable inquiry and to the best of knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Date: December 20, 2004

FRANCISCO PARTNERS GP, LLC,

By:	/s/ Gerald Morgan

Name: Title:	Gerald Morgan Managing Director